

12025060



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/17/2012

January 17, 2012

Louanna O. Heuhsen
Altria Group, Inc.
louanna.o.heuhsen@altria.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-17-12

Re: Altria Group, Inc.

Dear Ms. Heuhsen:

This is in regard to your letter dated January 17, 2012 concerning the shareholder proposal submitted by Daniel Morrison for inclusion in Altria's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Altria therefore withdraws its January 12, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Daniel Morrison
*** FISMA & OMB Memorandum M-07-16 ***



Louanna Heuhsen
Vice President & Associate General Counsel

January 17, 2012 Rule 14a-8

VIA ELECTRONIC MAIL

Division of Corporation Finance
Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Altria Group, Inc.
Withdrawal of No-Action Request Regarding Shareholder Proposal

Ladies and Gentlemen:

On January 12, 2012, Altria Group, Inc., a Virginia corporation (the "Company"), requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the shareholder proposal (the "Proposal") submitted by Mr. Daniel Morrison (the "Proponent") from the Company's proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders.

On January 13, 2012, the Company received an email notice from the Proponent documenting the voluntary withdrawal of the Proposal by the Proponent. A copy of the email notice is attached hereto as Exhibit A. In reliance on this email notice, the Company hereby respectfully withdraws its no action request related to the Proposal.

If you have any questions, require further information or would like to discuss this matter, please call the undersigned at (804) 484-8790. To facilitate the transmission of the Staff's response to this request, my email address is louanna.o.heuhsen@altria.com.

Thank you for your consideration of this request.

Sincerely yours,

[signature]

Louanna O. Heuhsen

Enclosure
cc: Daniel Morrison (via e-mail and UPS with enclosure)

Altria Group, Inc.
6601 West Broad Street, Richmond, VA 23230
804 484-8790 919-697-4705 fax

Exhibit A

From: Dan Morrison [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 13, 2012 3:36 PM
To: Surgner, Brandt H. - Law Dept. (ALG)
Subject: Withdrawl of proposal

To whom it may concern, Please withdraw my proposal dated 11-29-11....Thank you , Daniel Morrison



January 12, 2012 Rule 14a-8

VIA ELECTRONIC MAIL

Division of Corporation Finance
Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Altria Group, Inc.
Securities Exchange Act of 1934: Rules 14a-8(b) and 14a-8(i)
Shareholder Proposal from Daniel Morrison

Ladies and Gentlemen:

This letter is to notify the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, for the reasons described below, Altria Group, Inc., a Virginia corporation (the "Company"), intends to exclude from its proxy statement and form of proxy (collectively, the "2012 Proxy Materials") for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting") a shareholder proposal (the "Proposal") submitted by Mr. Daniel Morrison (the "Proponent"). The Company has set forth below the reasons it believes the Proposal may be omitted from the 2012 Proxy Materials on both technical and substantive grounds pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2012 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission (on or about April 5, 2012); and
- concurrently sent a copy of this letter via UPS to the Proponent as notice of the Company's intention to exclude the Proposal from the 2012 Proxy Materials.

Rule 14a-8(k) and Division of Corporation Finance: Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that the Proponent is required to send the Company a copy of any correspondence that he elects to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent, by copy of this letter, that if he elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

To the extent that the reasons for omission herein are based on matters of the law of the Commonwealth of Virginia, pursuant to Rule 14a-8(j)(2)(iii), these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice law in the Commonwealth of Virginia. This opinion is limited to the interpretation of Virginia law, and no opinion is expressed regarding the laws of any other state or jurisdiction.[1]

I. The Proposal

The Proposal states as follows:

> "RESOLVED, that because of the new advanced media, within a reasonable time following Altria's annual meeting, the Board of Directors move to ensure Altria starts what ever necessary actions to challenge the agreement of 1970 and restart advertising in all media groups to ensure the company's future as THE leader in the cigarette/tobacco industry."

The Proponent's correspondence that contained the Proposal is attached hereto as Exhibit A.

II. Bases for Exclusion

The Company respectfully requests the Staff to concur in the Company's view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to (i) Rule 14a-8(f)(1) because the Proponent failed to establish his eligibility to submit the Proposal pursuant to Rule 14a-8(b); (ii) Rule 14a-8(i)(2) because, if implemented, the Proposal would violate federal and state law; (iii) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; (iv) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; (v) Rule 14a-8(i)(1) because, if implemented, the Proposal would violate Virginia corporate law; and (vi) Rule 14a-8(i)(3) because the Proposal is too vague and indefinite to implement and contrary to proxy rules.

III. Analysis

A. PURSUANT TO RULE 14a-8(f)(1), THE PROPOSAL MAY BE EXCLUDED BECAUSE THE PROPONENT FAILED TO ESTABLISH HIS ELIGIBILITY TO SUBMIT THE PROPOSAL AS REQUIRED BY RULE 14a-8(b).

Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal and that the proponent must continue to hold such securities through the date of the meeting. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") provides that when the "the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company." Under Rule 14a-8(b)(2), a proponent must submit to the company a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proponent submitted the proposal, the proponent had held continuously the securities for at least one year. A proponent must also include his or her written statement that the proponent intends to continue to hold the shares through the date of the meeting of the shareholders. Rule 14a-8(f) states that the company may exclude the proponent's proposal if the company has notified the proponent of any deficiency and of the

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[1] Based on Staff Legal Bulletin No. 14B (September 15, 2004) (the "SLB 14B"), and the procedures for submission set forth in Rule 14a-8(j)(2)(iii), we understand that a legal opinion is required where it is asserted that a proposal may be excluded as improper under state or foreign law, but that no such requirement exists when the proposal is improper under federal law. Therefore, we have not included a legal opinion on federal law as part of this submission.

time frame for responding to remedy the deficiency (*i.e.*, 14 calendar days following receipt) and the proponent failed to correct the deficiency within such 14-day period.

On December 9, 2011, the Company received the Proponent's correspondence that contained the Proposal dated November 29, 2011 (the "November 29 Letter"). While the November 29 Letter states that the Proponent held 300 shares of the Company, the Proponent did not include with the Proposal (and the Company has not received separately) any evidence or documentation to demonstrate his eligibility to submit the Proposal or his intention to continuously hold the requisite shares of the Company's common stock through the date of the Company's 2012 Annual Meeting, as required by Rule 14a-8(b). In accordance with Rule 14a-8(b)(2), the Company reviewed its books and records and determined that the Proponent was not a registered shareholder of record. As set forth in Rule 14a-8(f)(1), within 14 calendar days of the Company's receipt of the Proposal, the Company mailed on December 16, 2011 a letter to the Proponent (via UPS) informing him of the procedural and eligibility deficiencies (the "Notification Letter"). Consistent with Rule 14a-8(f)(1) and SLB 14, the Notification Letter informed the Proponent of the following:

- the Proponent did not provide proof of ownership of at least $2,000 in market value of the Company's common stock for at least one year as of the date of submittal of the Proposal;
- the Proponent did not provide a statement that he intends to continue to hold the required amount of the Company's common stock through the date of the 2012 Annual Meeting; and
- the Proponent must correct the aforementioned deficiencies and provide an appropriate written response within 14 calendar days of his receipt of the Notification Letter.

As a courtesy to the Proponent and consistent with SLB 14, the Notification Letter also included (i) information on the manner in which he could prove eligibility to submit the Proposal for the 2012 Annual Meeting; (ii) a copy of Rule 14a-8; and (iii) a copy of the Staff Legal Bulletin No. 14F (October 18, 2011) explaining that only brokers and bankers that are Depositary Trust Company participants are viewed as record holders of securities. A copy of the Notification Letter is attached hereto as Exhibit B.

The Company confirmed, through the UPS tracking system, that the Notification Letter was delivered to the Proponent on December 17, 2011. A copy of the UPS receipt confirmation is attached hereto as Exhibit C. After receiving the Notification Letter, the Proponent had 14 calendar days (or until December 31, 2011) to respond and provide the information required under Rule 14a-8(b). This 14-day calendar period has lapsed. As of the date of this letter, the Company has not received any additional correspondence from the Proponent.

The Staff has consistently granted no-action relief where a proponent has failed to provide proof of ownership or a written statement within 14 calendar days of receipt of a request from the company sent in compliance with Rule 14a-8(f). *See, e.g., The Home Depot, Inc.* (February 16, 2011); *Verizon Communications Inc.* (January 6, 2011); *General Electric Co.* (December 28, 2010); and *Union Pacific Corp.* (March 5, 2010).

The Company complied with its obligations under Rule 14a-8(f). The Company timely delivered the Notification Letter to the Proponent within 14 calendar days of the Company's receipt of the Proposal. The Notification Letter stated the beneficial ownership requirements under Rule 14a-8(b), the type of documentation necessary to demonstrate compliance with such requirements and the timeframe within which Proponent was required to provide such documentation. The Proponent has not responded to the Notification Letter and has failed to establish his eligibility to submit the Proposal.

B. UNDER RULE 14a-8(i)(2), THE PROPOSAL MAY BE EXCLUDED BECAUSE, IF IMPLEMENTED, IT WOULD VIOLATE FEDERAL AND STATE LAW.

Rule 14a-8(i)(2) permits exclusion of a proposal that, if adopted, would cause the company to violate any state, federal or foreign law to which the company is subject. Additionally, the Staff has noted that a company may omit a shareholder proposal from its proxy materials if the proposal in question "would result in the company breaching existing contractual obligations ... because implementing the proposal would require the company to violate applicable law." *See* SLB 14B. The Staff has consistently permitted companies to exclude shareholder proposals under Rule 14a-8(i)(2) where a proposal would require the company to breach its contractual obligations. *See Alaska Air Group, Inc.* (March 11, 2011) (proposal requiring an amendment to the certificate of incorporation to provide for a waiver inconsistent with federal securities law); *Bank of America Corporation* (February 26, 2008) (proposal requiring disclosure of fees in an agreement covered by a confidentiality provision); and *Hudson United Bancorp* (March 2, 2005) (proposal mandating rescission of severance agreements governed by New Jersey law).

1. Proposal Would Require the Company to Violate Federal Law.

Federal law prohibits the advertising of cigarettes and smokeless tobacco products on television and radio. If the Company were to "restart advertising in all media groups," as required by the Proposal, the Company would violate several federal statutes.

In 1970, the Public Health Cigarette Smoking Act amended the Federal Cigarette Labeling & Advertising Act, 15 U.S.C.A. §1335 ("FCLAA") to prohibit advertising cigarettes on television and radio after January 1, 1971. FCLAA imposes criminal penalties for violations of this prohibition. *See* 15 U.S.C.A. §1338. Additionally, the constitutionality and enforceability of the prohibition was upheld by the United States Supreme Court in *Capital Broadcasting v. Mitchell,* D.C.D.C. 1971, 333 F. Supp. 582, affirmed, 405 U.S. 1000.

The Comprehensive Smokeless Tobacco Health Education Act ("CSTHEA"), enacted in 1986, prohibited the advertising of smokeless tobacco products on television and radio after August 1986. *See* 15 U.S.C. § 4402(c). CSTHEA imposes criminal penalties for violating this prohibition. *See* 15 U.S.C. §4404(a). The Federal Trade Commission (the "FTC") is expressly authorized to apply to the Federal District Courts to prevent and restrain violations of CSTHEA. *See* 15 U.S.C. §4405. The FTC monitors and reports publicly on the advertising and marketing of cigarettes and smokeless tobacco products by ordering detailed submissions from the largest cigarette and smokeless tobacco manufacturers. *See, e.g.,* Federal Trade Commission Cigarette Report for 2007 and 2008 (issued July 2011)[2] and Federal Trade Commission Smokeless Tobacco Report for 2007 and 2008 (issued July 2011).[3] Additionally, the FTC intends to continue monitoring and reporting on the advertising and marketing of cigarettes and smokeless tobacco products. *See* 76 FR 72706 (November 25, 2011).[4]

Effective June 22, 2009, the Family Smoking Prevention & Tobacco Control Act ("FSPTCA") subjects cigarettes and smokeless tobacco products to comprehensive regulation by the Food and Drug

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[2] Available at *http://www.ftc.gov/os/2011/07/110729cigarettereport.pdf*

[3] Available at *http://www.ftc.gov/os/2011/07/110729smokelesstobaccoreport*

[4] "The FTC is seeking public comments on its proposal to extend through January 31, 2015, the current PRA clearance for information sought through compulsory process orders to a combined ten or more of the largest cigarette manufacturers and smokeless tobacco manufacturers in order to obtain from them information including, among other things, their annual sales and marketing expenditures. The current clearance expires on January 31, 2012."

Administration (the "FDA"). The law also grants the FDA authority to extend its application, by regulation, to other tobacco products, including cigars. The FSPTCA amended both FCLAA and CSTHEA, but did not modify the ban on broadcast advertising of cigarettes and smokeless tobacco products in either statute, nor did it displace the authority of the FTC with respect thereto. Moreover, the FSPTCA imposed new restrictions on the advertising, promotion, sale and distribution of tobacco products, including at retail.

Pursuant to the FSPTCA, the FDA issued final rules regarding the sale, promotion and advertising of tobacco products in June 2010. As the Company disclosed in its recent Form 10-Q for the quarterly period ended September 30, 2011, "[T]he failure to comply with FDA regulatory requirements, even by inadvertence, and FDA enforcement actions could have a material adverse effect on the business, financial condition and results of operations of [the Company] and its tobacco subsidiaries."

Implementation of the Proposal would thus cause the Company to violate various federal laws. Consequently, the Proposal is excludable from the 2012 Proxy Materials.

2. Proposal Calls for Conduct Inconsistent with Binding Contractual Obligations.

In 1998, cigarette manufacturers, including the Company's wholly-owned subsidiary, Philip Morris USA Inc., entered into agreements with the Attorneys General of 46 states, five territories and the District of Columbia to settle litigation then pending against cigarette industry members and obtain protection from certain future claims (the "MSA"). Cigarette manufacturers had previously entered into similar agreements with four separately settled states (collectively with the MSA, the "State Settlement Agreements"). Similarly, the Company's wholly-owned subsidiary, U.S. Smokeless Tobacco Company LLC ("USSTC") entered into the Smokeless Tobacco Master Settlement Agreement with 45 States Attorneys General of various states and United States territories to resolve the remaining health care cost reimbursement cases against USSTC and provide protection from certain future claims (the "STMSA"). As consistently disclosed in the Company's periodic reports (*see*, e.g., Form 10-Q for the quarterly period ended September 30, 2011), the State Settlement Agreements and the STMSA place numerous requirements and restrictions on the advertising and marketing of cigarettes and smokeless tobacco products.

To the extent that adherence to the Proposal would require advertising and marketing in a manner that could appeal to youth, such actions would result in a breach of the MSA under Section III - Permanent Relief and the STMSA under Section III - Permanent Relief, both sections are attached as Exhibit D. Moreover, Section III of each agreement prohibits, among other actions, advertising on billboards, signs at arenas, stadiums, malls and video arcades, the distribution of brand name merchandise or apparel, and payments or other consideration to display, make reference or use any tobacco product in any motion picture, television show, theatrical production or other live performance of music, commercial film or video. To the extent the Proposal suggests advertising or marketing activities of this nature, such activities would similarly contravene Section III of these agreements.

C. UNDER RULE 14a-8(i)(7) THE PROPOSAL MAY BE EXCLUDED BECAUSE IT RELATES TO THE COMPANY'S ORDINARY BUSINESS MATTERS.

Rule 14-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The purpose of this rule is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The policy, the Staff has noted, rests on two central considerations. First, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release at 20. The second consideration concerns "the degree to which a shareholder proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 21 (citing Exchange Act Release 34-12999 (November 22, 1976) (the "1976 Release")).

1. Advertising is an Ordinary Business Matter.

The Proposal requires the Company, among other things, to "challenge the agreement of 1970 and restart advertising in all media groups [...]." The supporting statement specifically references the advertising of tobacco products via television, the internet, telephones, text messaging, computers, pop-ups, and satellite radio, among other media. The Staff has repeatedly recognized that the manner in which a company advertises is a matter of ordinary business and that proposals relating to a company's advertising practices infringe on management's business function. The Staff has consistently allowed the exclusion of shareholder proposals concerning methods of advertising under Rule 14a-8(i)(7). *See General Electric Company* (February 7, 2011) (proposal requiring labels on all products in which research, development, manufacture, or testing involved human embryos); *FedEx Corporation* (July 14, 2009) (proposal requesting that the company identify and disassociate from any offensive imagery in product advertising); and *The Walt Disney Company* (November 30, 2007) (proposal requesting a report on the company's efforts to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes). As stated on the Company's website, the Company's tobacco operating companies are committed to marketing their products responsibly by building relationships between their brands and adult tobacco consumers while taking steps designed to limit reach to unintended audiences. The operating companies utilize various permitted media outlets to communicate effectively with adult tobacco consumers about Company brands while taking steps to limit exposure of tobacco product advertising to unintended audiences. The Company believes the Proposal is excludable from the 2012 Proxy Materials because the Proposal concerns the manner in which the Company advertises its products, a subject matter that falls directly within the scope of the Company's day-to-day business operations.

2. Litigation Management and Legal Compliance are Ordinary Business Matters.

The actions called for in the Proposal fall squarely within the language of the 1998 Release, as they constitute "micro-management" of complex affairs of the Company, namely legal compliance and litigation management, which are part of the Company's ordinary business. The Staff has routinely granted no-action relief under Rule 14a-8(i)(7) to companies when the proposal addressed legal compliance matters. *See Sprint Nextel Corp.* (March 16, 2010, recon. denied April 20, 2010) (proposal requesting explanation of why it did not adopt an ethics code designed to deter wrongdoing by its CEO, and to promote ethical conduct, securities law compliance, and accountability); *Johnson & Johnson* (February 22, 2010) (proposal requesting that the company take specific actions to comply with employment eligibility verification requirements); *FedEx Corporation* (July 14, 2009); and *Lowe's Companies, Inc.* (March 12, 2008) (proposals requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors).

To the extent the Proposal seeks to compel a legal challenge to existing law, such action is in the nature of litigation management. The request that "Altria [...] restart advertising in all media groups" raises legal compliance considerations as noted above. Litigation management and legal compliance are complex day-to-day operational activities and are not the proper subject matter of a shareholder proposal. For this reason, the Company believes the Proposal is excludable from the 2012 Proxy Materials.

3. The Policy Does Not Seek to Promote a Significant Social Policy Issue.

In the 1998 Release, the Staff clarified that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." In limited circumstances when proposals implicate a significant policy issue that is beyond the scope of a company's ordinary business operations, the Staff has not concurred in excluding the proposal. *See, e.g., Tyson Foods* (December 15, 2009) (proposal requesting that the company adopt policies that would phase out the routine use of animal feed containing antibiotics); *UST Inc.* (February 7, 2008) (proposal requesting the tobacco company adopt principles of comprehensive health care insurance); and *PepsiCo. Inc.* (March 2, 2007) (proposal requesting that the board adopt a policy to identify and label all food products manufactured or sold by the company that may contain genetically-engineered ingredients). The Proposal and supporting statement clearly indicate that the Proponent's goal is not one of social policy. In fact, the Proposal calls for actions that would undermine the Company's commitment to social policy, namely the Company's mission to align with society, including supporting the development and implementation of reasonable regulations that improve public health.

Accordingly, because the Proposal relates to the Company's ordinary business matters and does not raise a significant social policy issue, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

D. UNDER RULE 14a-8(i)(6) THE PROPOSAL MAY BE EXCLUDED BECAUSE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL

A company can properly omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(6) if the company lacks the power or authority to implement the proposal. As set forth in SLB 14B, "Proposals that would result in the company breaching existing contractual obligations may be excludable under [R]ule 14a-8(i)(2), [R]ule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement." The Company lacks power and authority to implement the Proposal because, as detailed above, such implementation would cause the Company to violate several federal statutes and to breach binding contractual obligations. Based on the foregoing, the Proposal may be excluded under Rule 14a-8(i)(6).

E. UNDER RULE 14a-8(i)(1), THE PROPOSAL MAY BE EXCLUDED BECAUSE, IF IMPLEMENTED, IT WOULD VIOLATE VIRGINIA CORPORATE LAW.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The Company is incorporated under the laws of Virginia. The note to Rule 14a-8(i)(1) states in pertinent part that "some proposals are not considered proper under state law if they would be binding on the company if approved." The Staff has elaborated that "proposals by security holders that mandate or direct a board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical [state corporate] statute." *See* the 1976 Release. Moreover, the Staff has consistently granted no-action relief to companies under Rule 14a-8(i)(1) where a shareholder proposal mandates action that, under state law, falls within the exclusive powers of the board of directors. *See The Boeing Company* (January 29, 2010) (proposal was cast as mandatory); *Triple-S Management Corporation* (March 10, 2006) (proposal was cast "as a demand and not a precatory proposal, by-passes the function of the [company's] Board of Directors"); and *Dominion Resources Services, Inc.* (January 15, 2003) (proposal was not cast as a recommendation).

Section 13.1-673B of Virginia Stock Corporation Act vests the management of the business and affairs of the Company in the Board of Directors. It provides:

> "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or in an agreement authorized under § 13.1-671.1."

The Proposal seeks to require the Company's Board of Directors to "move to ensure Altria starts what ever necessary actions to challenge the agreement of 1970 and restart advertising in all media groups [...]." The Proposal is not a request or recommendation to the Company's Board of Directors; rather, it is a shareholder mandate that interferes with the authority and discretion granted to boards of directors under the Virginia Stock Corporation Act by regulating directly the manner in which the Company conducts its business and affairs. As such, the Proposal conflicts with Section 13.1-673B of the Virginia Stock Corporation Act, is not a proper subject for action by shareholders under Virginia law and is excludable pursuant to Rule 14a-8(i)(1).

F. PURSUANT TO RULE 14a-8(i)(3), THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS INHERENTLY TOO VAGUE AND INDEFINITE TO IMPLEMENT AND CONTRARY TO PROXY RULES.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials." Proposals may be excluded under Rule 14a-8(i)(3) when "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; see also *Fuqua Industries, Inc.* (March 12, 1991) ("any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by stockholders voting on the proposal").

The Proposal directs the Company's Board of Directors to "move to ensure Altria starts what ever necessary actions to challenge the agreement of 1970 and restart advertising in all media groups [...]." The November 29 Letter states: "As a shareholder in this Company I believe that the agreement that was settled in the early 1970's to stop cigarette advertising on tv and radio was wrong." However, neither the Proposal nor the supporting statement references a specific agreement and the Company is not aware of such agreement.[5] When a shareholder proposal fails to clearly state what actions are requested, the Staff has concurred that such proposals may be excluded from an issuer's proxy statement under Rule 14a-8(i)(3). *Exxon Mobil Corporation* (March 21, 2011) (proposal required the board of directors to oversee the publication of "guidelines from the Global Reporting Initiative" but provided no means of implementation); *Yahoo! Inc.* (March 26, 2008) (neither the proposal nor the supporting statements provided sufficient guidance as to the nature or scope of the requested actions). The Proposal seeks for the Company to take "what ever necessary actions" but does not specify the means of implementation. Without knowing the actions necessary to implement the Proposal, shareholders and the Company's Board of Directors would inevitably interpret the Proposal differently such that any action ultimately taken by the Company could be significantly different from the actions envisioned by the Proponent.

[5] As discussed in more detail above, domestic cigarette manufacturers stopped placing advertising on television and radio in January 1971 because federal law precluded them from doing so - and precluded television networks and radio stations from broadcasting cigarette advertising.

For all of the above reasons, the Proposal is vague and indefinite, and thus materially false and misleading in violation of Rule 14a-9.

IV. Conclusion

For the reasons stated above, the Company believes that the Proposal may be omitted from the 2012 Proxy Materials. Accordingly, the Company respectfully requests the Staff to confirm to the Company that the Staff will not recommend enforcement action if the Company omits the Proposal from its 2012 Proxy Materials.

If you have any questions, require further information or would like to discuss this matter, please call the undersigned at (804) 484-8790. To facilitate the transmission of the Staff's response to this request, my email address is louanna.o.heuhsen@altria.com.

Thank you for your consideration of this request.

Sincerely yours,



Louanna O. Heuhsen

Enclosures
cc: Daniel Morrison (via UPS with enclosures)

Exhibit A

11-29-2011

Altria Group, Inc.
6601 West Broad Street
Richmond, Virginia 23230

ATT: Corporate Secretary of the Company

Re: 2012 Annual Meeting Proposal in the Company's Proxy Statement

Sir,

As a shareholder in Altria for many years and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, I am submitting a proposal to the Company to be considered and voted on at the 2012 Annual Meeting.

This proposal is not about selling more cigarettes, this is about freedom. The freedom to conduct a legal business in a free society. There are hundreds of millions of people in the United States that have never seen or heard "you get a lot to like with a Marlboro, filter, flavor, pack of box" or "Come to where the flavor is" or any of the other advertisements of the past. As a shareholder in this Company I believe that the agreement that was settled in the early 1970's to stop cigarette advertising on tv and radio was wrong. At that time there was no internet, no iphones, blackberrys, text messaging, computers, satellite radios, on-demand or pop up's.

Proposal: Address concerns regarding re-instating Cigarette advertising in all media groups.

WHEREAS, There are millions of adult tobacco consumers both with the Company and with competitors who are unaware of new company products or who might wish to change brands .

RESOLVED, that because of the new advanced media, within a reasonable time following Altria's annual meeting, the Board of Directors move to ensure Altria starts what ever necessary actions to challenge the agreement of 1970 and restart advertising in all media groups to ensure the company's future as THE leader in the cigarette/tobacco industry.

Supporting Statement

Restarting advertising on the internet, tv, satellite radio, etc...will ensure that current smokers are aware of new products on the market and will inform possible new smokers of the new products . However, the final reasoning is that as a company conducting a legal business and legal product, we as a company have the Right to advertise the product and Not have the freedom that this country was founded on taken away because of some political correctness issue.

Respectfully,



Daniel Morrison

Daniel Morrison,***FISMA & OMB Memorandum M-07-16*** Retired city employee, shares held of Altria (300).



Mr. Daniel E. Morrison
FISMA & OMB Memorandum M-07-16



A. Gray

ALTRIA GROUP, INC
CORPORATE SECRETARY OF THE COMPANY
6601 WEST BROAD STREET
Richmond, Virginia
23230

RE: PROPOSAL - 2012 ANNUAL MEETING




Altria

W. Hildebrandt Surgner, Jr.
Corporate Secretary and
Senior Assistant General Counsel

Exhibit B

December 16, 2011

VIA UPS OVERNIGHT MAIL

Mr. Daniel E. Morrison

FISMA & OMB Memorandum M-07-16

Dear Mr. Morrison:

We are in receipt of your proposal dated November 29, 2011, submitted in connection with Altria Group, Inc.'s ("Altria") Proxy Statement for its 2012 Annual Meeting of Shareholders, and thank you for your interest in Altria.

Proxy Rule 14a-8 of the U.S. Securities and Exchange Commission ("SEC") establishes the criteria that must be satisfied for you to be eligible to submit a proposal for inclusion in Altria's 2012 Proxy Statement. Rule 14a-8 provides (among other requirements) that you must prove that you have continuously held at least $2,000 in market value of Altria common stock for at least one year as of the date you submit the proposal. You must also continue to hold the required amount of Altria common stock through the date of the annual meeting and, at the time you submit your proposal, provide to us a written statement of your intention to comply with this holding requirement. I have enclosed for your reference a copy of Rule 14a-8; it can also be accessed via the Internet at http://www.sec.gov.

We are unable to identify you on our books and records as a registered holder of Altria shares and cannot determine whether you satisfy the minimum ownership requirements. We believe that any shares that you may own are likely held on your behalf by your bank or broker making you the "beneficial" owner of those shares (as opposed to the "registered" or "record" owner). Under Rule 14a-8, beneficial owners of securities can provide proof of ownership by submitting a written statement from the record holder (again, usually a bank or broker) that contains the information required by the Rule. Please note further that only record holders that are Depository Trust Company participants should be viewed as record holders of securities according to recent guidance from the SEC Staff (also attached). In particular, please see Section B.2 of the Bulletin.

Altria Group, Inc.
6601 West Broad Street, Richmond, VA 23230
Phone (804) 484-8533 Fax (919) 697-1855

We are notifying you that your proposal does not comply with the requirements of Rule 14a-8. Specifically:

- We have not received proof of ownership at least $2,000 in market value of Altria common stock for at least one year as of the date of submittal; and

- It does not contain a statement from you that you intend to continue to hold the required amount of Altria common stock through the date of the annual meeting.

Finally, we note that under Rule 14a-8 you must correct the deficiencies described in this letter and provide an appropriate written response to us within 14 calendar days of your receipt of this notification.

Thank you for your cooperation. If you have any questions, I can be reached at (804) 484-8533.

Very truly yours,



W. Hildebrandt Surgner, Jr.

Enclosures

11-29-2011

Altria Group, Inc.
6601 West Broad Street
Richmond, Virginia 23230

ATT: Corporate Secretary of the Company

Re: 2012 Annual Meeting Proposal in the Company's Proxy Statement

Sir,

As a shareholder in Altria for many years and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, I am submitting a proposal to the Company to be considered and voted on at the 2012 Annual Meeting.

This proposal is not about selling more cigarettes, this is about freedom. The freedom to conduct a legal business in a free society. There are hundreds of millions of people in the United States that have never seen or heard "you get a lot to like with a Marlboro, filter, flavor, pack of box" or "Come to where the flavor is" or any of the other advertisements of the past. As a shareholder in this Company I believe that the agreement that was settled in the early 1970's to stop cigarette advertising on tv and radio was wrong. At that time there was no internet, no iphones, blackberrys, text messaging, computers, satellite radios, on-demand or pop up's.

Proposal: Address concerns regarding re-instating Cigarette advertising in all media groups.

WHEREAS, There are millions of adult tobacco consumers both with the Company and with competitors who are unaware of new company products or who might wish to change brands.

RESOLVED, that because of the new advanced media, within a reasonable time following Altria's annual meeting, the Board of Directors move to ensure Altria starts what ever necessary actions to challenge the agreement of 1970 and restart advertising in all media groups to ensure the company's future as THE leader in the cigarette/tobacco industry.

Supporting Statement

Restarting advertising on the internet, tv, satellite radio, etc...will ensure that current smokers are aware of new products on the market and will inform possible new smokers of the new products . However, the final reasoning is that as a company conducting a legal business and legal product, we as a company have the Right to advertise the product and Not have the freedom that this country was founded on taken away because of some political correctness issue.

Respectfully,



Daniel Morrison

Daniel Morrison, ***FISMA & OMB Memorandum M-07-16*** Retired city employee, shares held of Altria (300).

Electronic Code of Federal Regulations
e-CFR TM

e-CFR Data is current as of December 14, 2011

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Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions;* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exhibit D

MASTER SETTLEMENT AGREEMENT

(excerpt - Section III. Permanent Relief)

the foregoing, the term "Transit Advertisements" does not include (1) any advertisement placed in, on or outside the premises of any retail establishment that sells Tobacco Products (other than solely through a vending machine) (except if such individual advertisement (A) occupies an area larger than 14 square feet; (B) is placed in such proximity to any other such advertisement so as to create a single "mosaic"-type advertisement larger than 14 square feet; or (C) functions solely as a segment of a larger advertising unit or series); or (2) advertising at the site of an event to be held at an Adult-Only Facility that is placed at such site during the period the facility or enclosed area constitutes an Adult-Only Facility, but in no event more than 14 days before the event, and that does not advertise any Tobacco Product (other than by using a Brand Name to identify the event).

(yy) "Underage" means younger than the minimum age at which it is legal to purchase or possess (whichever minimum age is older) Cigarettes in the applicable Settling State.

(zz) "Video Game Arcade" means an entertainment establishment primarily consisting of video games (other than video games intended primarily for use by persons 18 years of age or older) and/or pinball machines.

(aaa) "Volume Adjustment" means an upward or downward adjustment in accordance with the formula for volume adjustments set forth in Exhibit E.

(bbb) "Youth" means any person or persons under 18 years of age.

III. PERMANENT RELIEF

(a) Prohibition on Youth Targeting. No Participating Manufacturer may take any action, directly or indirectly, to target Youth within any Settling State in the advertising, promotion or marketing of Tobacco Products, or take any action the primary purpose of which is to initiate, maintain or increase the incidence of Youth smoking within any Settling State.

(b) Ban on Use of Cartoons. Beginning 180 days after the MSA Execution Date, no Participating Manufacturer may use or cause to be used any Cartoon in the advertising, promoting, packaging or labeling of Tobacco Products.

(c) Limitation of Tobacco Brand Name Sponsorships.

(1) Prohibited Sponsorships. After the MSA Execution Date, no Participating Manufacturer may engage in any Brand Name Sponsorship in any State consisting of:

(A) concerts; or

(B) events in which the intended audience is comprised of a significant percentage of Youth; or

(C) events in which any paid participants or contestants are Youth; or

(D) any athletic event between opposing teams in any football, basketball, baseball, soccer or hockey league.

(2) Limited Sponsorships.

(A) No Participating Manufacturer may engage in more than one Brand Name Sponsorship in the States in any twelve-month period (such period measured from the date of the initial sponsored event).

(B) Provided, however, that

(i) nothing contained in subsection (2)(A) above shall require a Participating Manufacturer to breach or terminate any sponsorship contract in existence as of August 1, 1998 (until the earlier of (x) the current term of any existing contract, without regard to any renewal or option that may be exercised by such Participating Manufacturer or (y) three years after the MSA Execution Date); and

(ii) notwithstanding subsection (1)(A) above, Brown & Williamson Tobacco Corporation may sponsor either the GPC country music festival or the Kool jazz festival as its one annual Brand Name Sponsorship permitted pursuant to subsection (2)(A) as well as one Brand Name Sponsorship permitted pursuant to subsection (2)(B)(i).

(3) Related Sponsorship Restrictions. With respect to any Brand Name Sponsorship permitted under this subsection (c):

(A) advertising of the Brand Name Sponsorship event shall not advertise any Tobacco Product (other than by using the Brand Name to identify such Brand Name Sponsorship event);

(B) no Participating Manufacturer may refer to a Brand Name Sponsorship event or to a celebrity or other person in such an event in its advertising of a Tobacco Product;

(C) nothing contained in the provisions of subsection III(e) of this Agreement shall apply to actions taken by any Participating Manufacturer in connection with a Brand Name Sponsorship permitted pursuant to the provisions of subsections (2)(A) and (2)(B)(i); the Brand Name Sponsorship permitted by subsection (2)(B)(ii) shall be subject to the restrictions of subsection III(e) except that such restrictions shall not prohibit use of the Brand Name to identify the Brand Name Sponsorship;

(D) nothing contained in the provisions of subsections III(f) and III(i) shall apply to apparel or other merchandise: (i) marketed, distributed, offered, sold, or licensed at the site of a Brand Name Sponsorship permitted pursuant to subsections (2)(A) or (2)(B)(i) by the person to which the relevant Participating Manufacturer has provided payment in exchange for the use of the relevant Brand Name in the Brand Name Sponsorship or a third-party that does not receive payment from the relevant Participating Manufacturer (or any Affiliate of such Participating Manufacturer) in connection with the marketing, distribution, offer, sale or license of such apparel or other merchandise; or (ii) used at the site of a Brand Name Sponsorship permitted pursuant to subsection (2)(A) or (2)(B)(i) (during such event) that are not distributed (by sale or otherwise) to any member of the general public; and

(E) nothing contained in the provisions of subsection III(d) shall: (i) apply to the use of a Brand Name on a vehicle used in a Brand Name Sponsorship; or (ii) apply to Outdoor Advertising advertising the Brand Name Sponsorship, to the extent that such Outdoor Advertising is placed at the site of a Brand Name Sponsorship no more than 90 days before the start of the initial sponsored event, is removed within 10 days after the end of the last sponsored event, and is not prohibited by subsection (3)(A) above.

(4) Corporate Name Sponsorships. Nothing in this subsection (c) shall prevent a Participating Manufacturer from sponsoring or causing to be sponsored any athletic, musical, artistic, or other social or cultural event, or any entrant, participant or team in such event (or series of events) in the name of the corporation which manufactures Tobacco Products, provided that the corporate name does not include any Brand Name of domestic Tobacco Products.

(5) Naming Rights Prohibition. No Participating Manufacturer may enter into any agreement for the naming rights of any stadium or arena located within a Settling State using a Brand Name, and shall not otherwise cause a stadium or arena located within a Settling State to be named with a Brand Name.

(6) Prohibition on Sponsoring Teams and Leagues. No Participating Manufacturer may enter into any agreement pursuant to which payment is made (or other consideration is provided) by such Participating Manufacturer to any football, basketball, baseball, soccer or hockey league (or any team involved in any such league) in exchange for use of a Brand Name.

(d) Elimination of Outdoor Advertising and Transit Advertisements. Each Participating Manufacturer shall discontinue Outdoor Advertising and Transit Advertisements advertising Tobacco Products within the Settling States as set forth herein.

(1) Removal. Except as otherwise provided in this section, each Participating Manufacturer shall remove from within the Settling States within 150 days after the MSA Execution Date all of its (A) billboards (to the extent that such billboards constitute Outdoor Advertising) advertising Tobacco Products; (B) signs and placards (to the extent that such signs and placards constitute Outdoor Advertising) advertising Tobacco Products in arenas, stadiums, shopping malls and Video Game Arcades; and (C) Transit Advertisements advertising Tobacco Products.

(2) Prohibition on New Outdoor Advertising and Transit Advertisements. No Participating Manufacturer may, after the MSA Execution Date, place or cause to be placed any new Outdoor Advertising advertising Tobacco Products or new Transit Advertisements advertising Tobacco Products within any Settling State.

(3) Alternative Advertising. With respect to those billboards required to be removed under subsection (1) that are leased (as opposed to owned) by any Participating Manufacturer, the Participating Manufacturer will allow the Attorney General of the Settling State within which such billboards are located to substitute, at the Settling State's option, alternative advertising intended to discourage the use of Tobacco Products by Youth and their exposure to second-hand smoke for the remaining term of the applicable contract (without regard to any renewal or option term that may be exercised by such Participating Manufacturer). The Participating Manufacturer will bear the cost of the lease through the end of such remaining term. Any other costs associated with such alternative advertising will be borne by the Settling State.

(4) Ban on Agreements Inhibiting Anti-Tobacco Advertising. Each Participating Manufacturer agrees that it will not enter into any agreement that prohibits a third party from selling, purchasing or displaying advertising discouraging the use of Tobacco Products or exposure to second-hand smoke. In the event and to the extent that any Participating Manufacturer has entered into an agreement containing any such prohibition, such Participating Manufacturer agrees to waive such prohibition in such agreement.

(5) Designation of Contact Person. Each Participating Manufacturer that has Outdoor Advertising or Transit Advertisements advertising Tobacco Products within a Settling State shall, within 10 days after the MSA Execution Date, provide the Attorney General of such Settling State with the name of a contact person to whom the Settling State may direct inquiries during the time such Outdoor Advertising and Transit Advertisements are being eliminated, and from whom the Settling State may obtain periodic reports as to the progress of their elimination.

(6) Adult-Only Facilities. To the extent that any advertisement advertising Tobacco Products located within an Adult-Only Facility constitutes Outdoor Advertising or a Transit Advertisement, this subsection (d) shall not apply to such advertisement, provided such advertisement is not visible to persons outside such Adult-Only Facility.

(e) Prohibition on Payments Related to Tobacco Products and Media. No Participating Manufacturer may, beginning 30 days after the MSA Execution Date, make, or cause to be made, any payment or other consideration to any other person or entity to use, display, make reference to or use as a prop any Tobacco Product, Tobacco Product package, advertisement for a Tobacco Product, or any other item bearing a Brand Name in any motion picture, television show, theatrical production or other live performance, live or recorded performance of music, commercial film or video, or video game ("Media"); provided, however, that the foregoing prohibition shall not apply to (1) Media where the audience or viewers are within an Adult-Only Facility (provided such Media are not visible to persons outside such Adult-Only Facility); (2) Media not intended for distribution or display to the public; or (3) instructional Media concerning non-conventional cigarettes viewed only by or provided only to smokers who are Adults.

(f) Ban on Tobacco Brand Name Merchandise. Beginning July 1, 1999, no Participating Manufacturer may, within any Settling State, market, distribute, offer, sell, license or cause to be marketed, distributed, offered, sold or licensed (including, without limitation, by catalogue or direct mail), any apparel or other merchandise (other than Tobacco Products, items the sole function of which is to advertise Tobacco Products, or written or electronic publications) which bears a Brand Name. Provided, however, that nothing in this subsection shall (1) require any Participating Manufacturer to breach or terminate any licensing agreement or other contract in existence as of June 20, 1997 (this exception shall not apply beyond the current term of any existing contract, without regard to any renewal or option term that may be exercised by such Participating Manufacturer); (2) prohibit the distribution to any Participating Manufacturer's employee who is not Underage of any item described above that is intended for the personal use of such an employee; (3) require any Participating Manufacturer to retrieve, collect or otherwise recover any item that prior to the MSA Execution Date was marketed, distributed, offered, sold, licensed, or caused to be marketed, distributed, offered, sold or licensed by such Participating Manufacturer; (4) apply to coupons or other items used by Adults solely in connection with the purchase of Tobacco Products; or (5) apply to apparel or other merchandise used within an Adult-Only Facility that is not distributed (by sale or otherwise) to any member of the general public.

(g) Ban on Youth Access to Free Samples. After the MSA Execution Date, no Participating Manufacturer may, within any Settling State, distribute or cause to be distributed any free samples of Tobacco Products except in an Adult-Only Facility. For purposes of this Agreement, a "free sample" does not include a Tobacco Product that is provided to an Adult in connection with (1) the purchase, exchange or redemption for proof of purchase of any Tobacco Products (including, but not limited to, a free offer in connection with the purchase of Tobacco Products, such as a "two-for-one" offer), or (2) the conducting of consumer testing or evaluation of Tobacco Products with persons who certify that they are Adults.

(h) Ban on Gifts to Underage Persons Based on Proofs of Purchase. Beginning one year after the MSA Execution Date, no Participating Manufacturer may provide or cause to be provided to any person without sufficient proof that such person is an Adult any item in exchange for the purchase of Tobacco Products, or the furnishing of credits, proofs-of-purchase, or coupons with respect to such a purchase. For purposes of the preceding sentence only, (1) a driver's license or other government-issued identification (or legible photocopy thereof), the validity of which is certified by the person to whom the item is provided, shall by itself be deemed to be a sufficient form of proof of age; and (2) in the case of items provided (or to be redeemed) at retail establishments, a

Participating Manufacturer shall be entitled to rely on verification of proof of age by the retailer, where such retailer is required to obtain verification under applicable federal, state or local law.

(i) Limitation on Third-Party Use of Brand Names. After the MSA Execution Date, no Participating Manufacturer may license or otherwise expressly authorize any third party to use or advertise within any Settling State any Brand Name in a manner prohibited by this Agreement if done by such Participating Manufacturer itself. Each Participating Manufacturer shall, within 10 days after the MSA Execution Date, designate a person (and provide written notice to NAAG of such designation) to whom the Attorney General of any Settling State may provide written notice of any such third-party activity that would be prohibited by this Agreement if done by such Participating Manufacturer itself. Following such written notice, the Participating Manufacturer will promptly take commercially reasonable steps against any such non-de minimis third-party activity. Provided, however, that nothing in this subsection shall require any Participating Manufacturer to (1) breach or terminate any licensing agreement or other contract in existence as of July 1, 1998 (this exception shall not apply beyond the current term of any existing contract, without regard to any renewal or option term that may be exercised by such Participating Manufacturer); or (2) retrieve, collect or otherwise recover any item that prior to the MSA Execution Date was marketed, distributed, offered, sold, licensed or caused to be marketed, distributed, offered, sold or licensed by such Participating Manufacturer.

(j) Ban on Non-Tobacco Brand Names. No Participating Manufacturer may, pursuant to any agreement requiring the payment of money or other valuable consideration, use or cause to be used as a brand name of any Tobacco Product any nationally recognized or nationally established brand name or trade name of any non-tobacco item or service or any nationally recognized or nationally established sports team, entertainment group or individual celebrity. Provided, however, that the preceding sentence shall not apply to any Tobacco Product brand name in existence as of July 1, 1998. For the purposes of this subsection, the term "other valuable consideration" shall not include an agreement between two entities who enter into such agreement for the sole purpose of avoiding infringement claims.

(k) Minimum Pack Size of Twenty Cigarettes. No Participating Manufacturer may, beginning 60 days after the MSA Execution Date and through and including December 31, 2001, manufacture or cause to be manufactured for sale in any Settling State any pack or other container of Cigarettes containing fewer than 20 Cigarettes (or, in the case of roll-your-own tobacco, any package of roll-your-own tobacco containing less than 0.60 ounces of tobacco). No Participating Manufacturer may, beginning 150 days after the MSA Execution Date and through and including December 31, 2001, sell or distribute in any Settling State any pack or other container of Cigarettes containing fewer than 20 Cigarettes (or, in the case of roll-your-own tobacco, any package of roll-your-own tobacco containing less than 0.60 ounces of tobacco). Each Participating Manufacturer further agrees that following the MSA Execution Date it shall not oppose, or cause to be opposed (including through any third party or Affiliate), the passage by any Settling State of any legislative proposal or administrative rule applicable to all Tobacco Product Manufacturers and all retailers of Tobacco Products prohibiting the manufacture and sale of any pack or other container of Cigarettes containing fewer than 20 Cigarettes (or, in the case of roll-your-own tobacco, any package of roll-your-own tobacco containing less than 0.60 ounces of tobacco).

(l) Corporate Culture Commitments Related to Youth Access and Consumption. Beginning 180 days after the MSA Execution Date each Participating Manufacturer shall:

(1) promulgate or reaffirm corporate principles that express and explain its commitment to comply with the provisions of this Agreement and the reduction of use of Tobacco Products by Youth, and clearly and regularly communicate to its employees and customers its commitment to assist in the reduction of Youth use of Tobacco Products;

(2) designate an executive level manager (and provide written notice to NAAG of such designation) to identify methods to reduce Youth access to, and the incidence of Youth consumption of, Tobacco Products; and

(3) encourage its employees to identify additional methods to reduce Youth access to, and the incidence of Youth consumption of, Tobacco Products.

(m) Limitations on Lobbying. Following State-Specific Finality in a Settling State:

(1) No Participating Manufacturer may oppose, or cause to be opposed (including through any third party or Affiliate), the passage by such Settling State (or any political subdivision thereof) of those state or local legislative proposals or administrative rules described in Exhibit F hereto intended by their terms to reduce Youth access to, and the incidence of Youth consumption of, Tobacco Products. Provided, however, that the foregoing does not prohibit any Participating Manufacturer from (A) challenging enforcement of, or suing for

declaratory or injunctive relief with respect to, any such legislation or rule on any grounds; (B) continuing, after State-Specific Finality in such Settling State, to oppose or cause to be opposed, the passage during the legislative session in which State-Specific Finality in such Settling State occurs of any specific state or local legislative proposals or administrative rules introduced prior to the time of State-Specific Finality in such Settling State; (C) opposing, or causing to be opposed, any excise tax or income tax provision or user fee or other payments relating to Tobacco Products or Tobacco Product Manufacturers; or (D) opposing, or causing to be opposed, any state or local legislative proposal or administrative rule that also includes measures other than those described in Exhibit F.

(2) Each Participating Manufacturer shall require all of its officers and employees engaged in lobbying activities in such Settling State after State-Specific Finality, contract lobbyists engaged in lobbying activities in such Settling State after State-Specific Finality, and any other third parties who engage in lobbying activities in such Settling State after State-Specific Finality on behalf of such Participating Manufacturer ("lobbyist" and "lobbying activities" having the meaning such terms have under the law of the Settling State in question) to certify in writing to the Participating Manufacturer that they:

(A) will not support or oppose any state, local or federal legislation, or seek or oppose any governmental action, on behalf of the Participating Manufacturer without the Participating Manufacturer's express authorization (except where such advance express authorization is not reasonably practicable);

(B) are aware of and will fully comply with this Agreement and all laws and regulations applicable to their lobbying activities, including, without limitation, those related to disclosure of financial contributions. Provided, however, that if the Settling State in question has in existence no laws or regulations relating to disclosure of financial contributions regarding lobbying activities, then each Participating Manufacturer shall, upon request of the Attorney General of such Settling State, disclose to such Attorney General any payment to a lobbyist that the Participating Manufacturer knows or has reason to know will be used to influence legislative or administrative actions of the state or local government relating to Tobacco Products or their use. Disclosures made pursuant to the preceding sentence shall be filed in writing with the Office of the Attorney General on the first day of February and the first day of August of each year for any and all payments made during the six month period ending on the last day of the preceding December and June, respectively, with the following information: (1) the name, address, telephone number and e-mail address (if any) of the recipient; (2) the amount of each payment; and (3) the aggregate amount of all payments described in this subsection (2)(B) to the recipient in the calendar year; and

(C) have reviewed and will fully abide by the Participating Manufacturer's corporate principles promulgated pursuant to this Agreement when acting on behalf of the Participating Manufacturer.

(3) No Participating Manufacturer may support or cause to be supported (including through any third party or Affiliate) in Congress or any other forum legislation or rules that would preempt, override, abrogate or diminish such Settling State's rights or recoveries under this Agreement. Except as specifically provided in this Agreement, nothing herein shall be deemed to restrain any Settling State or Participating Manufacturer from advocating terms of any national settlement or taking any other positions on issues relating to tobacco.

(n) Restriction on Advocacy Concerning Settlement Proceeds. After the MSA Execution Date, no Participating Manufacturer may support or cause to be supported (including through any third party or Affiliate) the diversion of any proceeds of this settlement to any program or use that is neither tobacco-related nor health-related in connection with the approval of this Agreement or in any subsequent legislative appropriation of settlement proceeds.

(o) Dissolution of The Tobacco Institute, Inc., the Council for Tobacco Research-U.S.A., Inc. and the Center for Indoor Air Research, Inc.

(1) The Council for Tobacco Research-U.S.A., Inc. ("CTR") (a not-for-profit corporation formed under the laws of the State of New York) shall, pursuant to the plan of dissolution previously negotiated and agreed to between the Attorney General of the State of New York and CTR, cease all operations and be dissolved in accordance with the laws of the State of New York (and with the preservation of all applicable privileges held by any member company of CTR).

(2) The Tobacco Institute, Inc. ("TI") (a not-for-profit corporation formed under the laws of the State of New York) shall, pursuant to a plan of dissolution to

be negotiated by the Attorney General of the State of New York and the Original Participating Manufacturers in accordance with Exhibit G hereto, cease all operations and be dissolved in accordance with the laws of the State of New York and under the authority of the Attorney General of the State of New York (and with the preservation of all applicable privileges held by any member company of TI).

(3) Within 45 days after Final Approval, the Center for Indoor Air Research, Inc. ("CIAR") shall cease all operations and be dissolved in a manner consistent with applicable law and with the preservation of all applicable privileges (including, without limitation, privileges held by any member company of CIAR).

(4) The Participating Manufacturers shall direct the Tobacco-Related Organizations to preserve all records that relate in any way to issues raised in smoking-related health litigation.

(5) The Participating Manufacturers may not reconstitute CTR or its function in any form.

(6) The Participating Manufacturers represent that they have the authority to and will effectuate subsections (1) through (5) hereof.

(p) Regulation and Oversight of New Tobacco-Related Trade Associations.

(1) A Participating Manufacturer may form or participate in new tobacco-related trade associations (subject to all applicable laws), provided such associations agree in writing not to act in any manner contrary to any provision of this Agreement. Each Participating Manufacturer agrees that if any new tobacco-

related trade association fails to so agree, such Participating Manufacturer will not participate in or support such association.

(2) Any tobacco-related trade association that is formed or controlled by one or more of the Participating Manufacturers after the MSA Execution Date shall adopt by-laws governing the association's procedures and the activities of its members, board, employees, agents and other representatives with respect to the tobacco-related trade association. Such by-laws shall include, among other things, provisions that:

(A) each officer of the association shall be appointed by the board of the association, shall be an employee of such association, and during such officer's term shall not be a director of or employed by any member of the association or by an Affiliate of any member of the association;

(B) legal counsel for the association shall be independent, and neither counsel nor any member or employee of counsel's law firm shall serve as legal counsel to any member of the association or to a manufacturer of Tobacco Products that is an Affiliate of any member of the association during the time that it is serving as legal counsel to the association; and

(C) minutes describing the substance of the meetings of the board of directors of the association shall be prepared and shall be maintained by the association for a period of at least five years following their preparation.

(3) Without limitation on whatever other rights to access they may be permitted by law, for a period of seven years from the date any new tobacco-related trade association is formed by any of the Participating Manufacturers after the MSA Execution Date the antitrust authorities of any Settling State may, for the purpose of enforcing this Agreement, upon reasonable cause to believe that a violation of this Agreement has occurred, and upon reasonable prior written notice (but in no event less than 10 Business Days):

(A) have access during regular office hours to inspect and copy all relevant non-privileged, non-work-product books, records, meeting agenda and minutes, and other documents (whether in hard copy form or stored electronically) of such association insofar as they pertain to such believed violation; and

(B) interview the association's directors, officers and employees (who shall be entitled to have counsel present) with respect to relevant, non-privileged, non-work-product matters pertaining to such believed violation.

Documents and information provided to Settling State antitrust authorities shall be kept confidential by and among such authorities, and shall be utilized only by the Settling States and only for the purpose of enforcing this Agreement or the criminal law. The inspection and discovery rights provided to the Settling States pursuant to this subsection shall be coordinated so as to avoid repetitive and excessive inspection and discovery.

(q) Prohibition on Agreements to Suppress Research. No Participating Manufacturer may enter into any contract, combination or conspiracy with any other

Tobacco Product Manufacturer that has the purpose or effect of: (1) limiting competition in the production or distribution of information about health hazards or other consequences of the use of their products; (2) limiting or suppressing research into smoking and health; or (3) limiting or suppressing research into the marketing or development of new products. Provided, however, that nothing in this subsection shall be deemed to (1) require any Participating Manufacturer to produce, distribute or otherwise disclose any information that is subject to any privilege or protection; (2) preclude any Participating Manufacturer from entering into any joint defense or joint legal interest agreement or arrangement (whether or not in writing), or from asserting any privilege pursuant thereto; or (3) impose any affirmative obligation on any Participating Manufacturer to conduct any research.

(r) Prohibition on Material Misrepresentations. No Participating Manufacturer may make any material misrepresentation of fact regarding the health consequences of using any Tobacco Product, including any tobacco additives, filters, paper or other ingredients. Nothing in this subsection shall limit the exercise of any First Amendment right or the assertion of any defense or position in any judicial, legislative or regulatory forum.

IV. PUBLIC ACCESS TO DOCUMENTS

(a) After the MSA Execution Date, the Original Participating Manufacturers and the Tobacco-Related Organizations will support an application for the dissolution of any protective orders entered in each Settling State's lawsuit identified in Exhibit D with respect only to those documents, indices and privilege logs that have been produced as of the MSA Execution Date to such Settling State and (1) as to which defendants have made

SMOKELESS TOBACCO MASTER SETTLEMENT AGREEMENT

(excerpt - Section III. Permanent Relief)

advertisement larger than 14 square feet; or (C) functions solely as a segment of a larger advertising unit or series); or (2) advertising at the site of an event to be held at an Adult-Only Facility that is placed at such site during the period the facility or enclosed area constitutes an Adult-Only Facility, but in no event more than 14 days before the event, and that does not advertise any Tobacco Product (other than by using a Brand Name to identify the event).

(ss) "Underage" means younger than the minimum age at which it is legal to purchase or possess (whichever minimum age is older) Smokeless Tobacco Products in the applicable Settling State.

(tt) "Video Game Arcade" means an entertainment establishment primarily consisting of video games (other than video games intended primarily for use by persons 18 years of age or older) and/or pinball machines.

(uu) "Youth" means any person or persons under 18 years of age.



III. PERMANENT RELIEF

(a) Prohibition on Youth Targeting. No Participating Manufacturer may take any action, directly or indirectly, to target Youth within any Settling State in the advertising, promotion, or marketing of Tobacco Products, or take any action the primary purpose of which is to initiate, maintain, or increase the incidence of use of Tobacco Products by Youth within any Settling State.

(b) Ban on Use of Cartoons. Beginning 180 days after the MSA Execution Date, no Participating Manufacturer may use or cause to be used any Cartoon in the advertising, promoting, packaging, or labeling of Tobacco Products.

(c) Limitation of Tobacco Brand Name Sponsorships.

(1) Prohibited Sponsorships. After the MSA Execution Date, no Participating Manufacturer may engage in any Brand Name Sponsorship in any State consisting of:

(A) concerts; or

(B) events in which the intended audience is comprised of a significant percentage of Youth; or

(C) events in which any paid participants or contestants are Youth; or

(D) any athletic event between opposing teams in any football, basketball, baseball, soccer or hockey league.

(2) Limited Sponsorships.

(A) No Participating Manufacturer may engage in more than one Brand Name Sponsorship in the States in any twelve-month period (such period measured from the date of the initial sponsored event).

(B) Provided, however, that

(i) nothing contained in subsection (2)(A) above shall require a Participating Manufacturer to breach or terminate any sponsorship contract in existence as of August 1, 1998 (until the earlier of (x) the current term of any existing contract, without regard to any renewal or option that may be exercised by such Participating Manufacturer or (y) three years after the MSA Execution Date); and

(ii) notwithstanding subsection (1)(A) above, nothing contained in subsection (2)(A) shall require the Original Participating Manufacturer to breach its March 1, 1998, contract with Daryle Singletary, which contract shall terminate by December 31, 1998.

(3) Related Sponsorship Restrictions. With respect to any Brand Name Sponsorship permitted under this subsection (c):

(A) advertising of the Brand Name Sponsorship event shall not advertise any Tobacco Product (other than by using the Brand Name to identify such Brand Name Sponsorship event);

(B) no Participating Manufacturer may refer to a Brand Name Sponsorship event or to a celebrity or other person in such an event in its advertising of a Tobacco Product;

(C) nothing contained in the provisions of subsection III(e) of this Agreement shall apply to actions taken by any Participating Manufacturer in connection with a Brand Name Sponsorship permitted pursuant to the provisions of subsections (2)(A) and (2)(B)(i); the Brand Name Sponsorship permitted by subsection (2)(B)(ii) shall be subject to the restrictions of subsection III(e) except that such restrictions shall not prohibit use of the Brand Name to identify the Brand Name Sponsorship;

(D) nothing contained in the provisions of subsections III(f) and III(i) shall apply to apparel or other merchandise: (i) marketed, distributed, offered, sold, or licensed at the site of a Brand Name

Sponsorship permitted pursuant to subsections (2)(A) or (2)(B)(i) by the person to which the relevant Participating Manufacturer has provided payment in exchange for the use of the relevant Brand Name in the Brand Name Sponsorship or a third-party that does not receive payment from the relevant Participating Manufacturer (or any Affiliate of such Participating Manufacturer), in connection with the marketing, distribution, offer, sale or license of such apparel or other merchandise; or (ii) used at the site of a Brand Name Sponsorship permitted pursuant to subsection (2)(A) or (2)(B)(i) (during such event) that are not distributed (by sale or otherwise) to any member of the general public; and

(E) nothing contained in the provisions of subsection III(d) shall: (i) apply to the use of a Brand Name on a vehicle used in a Brand Name Sponsorship; or (ii) apply to Outdoor Advertising advertising the Brand Name Sponsorship, to the extent that such Outdoor Advertising is placed at the site of a Brand Name Sponsorship no more than 90 days before the start of the initial sponsored event, is removed within 10 days after the end of the last sponsored event, and is not prohibited by subsection (3)(A) above.

(4) Corporate Name Sponsorships. Nothing in this subsection (c) shall prevent a Participating Manufacturer from sponsoring or causing to be sponsored any athletic, musical, artistic, or other social or cultural event, or any entrant, participant or team in such event (or series of events) in the name of the

corporation which manufactures Tobacco Products, provided that the corporate name does not include any Brand Name of domestic Tobacco Products.

(5) Naming Rights Prohibition. No Participating Manufacturer may enter into any agreement for the naming rights of any stadium or arena located within a Settling State using a Brand Name, and shall not otherwise cause a stadium or arena located within a Settling State to be named with a Brand Name.

(6) Prohibition on Sponsoring Teams and Leagues. No Participating Manufacturer may enter into any agreement pursuant to which payment is made (or other consideration is provided) by such Participating Manufacturer to any football, basketball, baseball, soccer or hockey league (or any team involved in any such league) in exchange for use of a Brand Name.

(d) Elimination of Outdoor Advertising and Transit Advertisements. Each Participating Manufacturer shall discontinue Outdoor Advertising and Transit Advertisements advertising Tobacco Products within the Settling States as set forth herein.

(1) Removal. Except as otherwise provided in this section, each Participating Manufacturer shall remove from within the Settling States within 150 days after the MSA Execution Date all of its (A) billboards (to the extent that such billboards constitute Outdoor Advertising) advertising Tobacco Products; (B) signs and placards (to the extent that such signs and placards constitute Outdoor Advertising) advertising Tobacco Products in arenas, stadiums, shopping malls and Video Game Arcades; and (C) Transit Advertisements advertising Tobacco Products.

(2) Prohibition on New Outdoor Advertising and Transit Advertisements. No Participating Manufacturer may, after the MSA Execution Date, place or cause to be placed any new Outdoor Advertising advertising Tobacco Products or new Transit Advertisements advertising Tobacco Products within any Settling State.

(3) Alternative Advertising. With respect to those billboards required to be removed under subsection (1) that are leased (as opposed to owned) by any Participating Manufacturer, the Participating Manufacturer will allow the Attorney General of the Settling State within which such billboards are located to substitute, at the Settling State's option, alternative advertising intended to discourage the use of Tobacco Products by Youth and their exposure to second-hand smoke for the remaining term of the applicable contract (without regard to any renewal or option term that may be exercised by such Participating Manufacturer). The Participating Manufacturer will bear the cost of the lease through the end of such remaining term. Any other costs associated with such alternative advertising will be borne by the Settling State.

(4) Ban on Agreements Inhibiting Anti-Tobacco Advertising. Each Participating Manufacturer agrees that it will not enter into any agreement that prohibits a third party from selling, purchasing, or displaying advertising discouraging the use of Tobacco Products or exposure to second-hand smoke. In the event and to the extent that any Participating Manufacturer has entered into an agreement containing any such prohibition, such Participating Manufacturer agrees to waive such prohibition in such agreement.

(5) Designation of Contact Person. Each Participating Manufacturer that has Outdoor Advertising or Transit Advertisements advertising Tobacco Products within a Settling State shall, within 10 days after the MSA Execution Date, provide the Attorney General of such Settling State with the name of a contact person to whom the Settling State may direct inquiries during the time such Outdoor Advertising and Transit Advertisements are being eliminated, and from whom the Settling State may obtain periodic reports as to the progress of their elimination.

(6) Adult-Only Facilities. To the extent that any advertisement advertising Tobacco Products located within an Adult-Only Facility constitutes Outdoor Advertising or a Transit Advertisement, this subsection (d) shall not apply to such advertisement, provided such advertisement is not visible to persons outside such Adult-Only Facility.

(e) Prohibition on Payments Related to Tobacco Products and Media. No Participating Manufacturer may, beginning 30 days after the MSA Execution Date, make, or cause to be made, any payment or other consideration to any other person or entity to use, display, make reference to, or use as a prop any Tobacco Product, Tobacco Product package, advertisement for a Tobacco Product, or any other item bearing a Brand Name in any motion picture, television show, theatrical production, or other live performance, live or recorded performance of music, commercial film or video, or video game ("Media"); provided, however, that the foregoing prohibition shall not apply to (1) Media where the audience or viewers are within an Adult-Only Facility (provided such

Media are not visible to persons outside such Adult-Only facility); or (2) Media not intended for distribution or display to the public.

(f) Ban on Tobacco Brand Name Merchandise. Beginning July 1, 1999, no Participating Manufacturer may, within any Settling State, market, distribute, offer, sell, license, or cause to be marketed, distributed, offered, sold, or licensed (including, without limitation, by catalogue or direct mail), any apparel or other merchandise (other than Tobacco Products, items the sole function of which is to advertise Tobacco Products, or written or electronic publications) which bears a Brand Name. Provided, however, that nothing in this subsection shall (1) require any Participating Manufacturer to breach or terminate any licensing agreement or other contract in existence as of June 20, 1997 (this exception shall not apply beyond the current term of any existing contract, without regard to any renewal or option term that may be exercised by such Participating Manufacturer); (2) prohibit the distribution to any Participating Manufacturer's employee who is not Underage of any item described above that is intended for the personal use of such an employee; (3) require any Participating Manufacturer to retrieve, collect or otherwise recover any item that prior to the MSA Execution Date was marketed, distributed, offered, sold, licensed, or caused to be marketed, distributed, offered, sold, or licensed by such Participating Manufacturer; (4) apply to coupons or other items used by Adults solely in connection with the purchase of Tobacco Products; or (5) apply to apparel or other merchandise used within an Adult-Only Facility that is not distributed (by sale or otherwise) to any member of the general public.

(g) Ban on Youth Access to Free Samples. Beginning seven days after the MSA Execution Date, no Participating Manufacturer may, within any Settling State, distribute or cause to be distributed any free samples of Tobacco Products except in an Adult-Only Facility. For purposes of this Agreement, a "free sample" does not include a Tobacco Product that is provided to an Adult in connection with (1) the purchase, exchange, or redemption for proof of purchase of any Tobacco Products (including, but not limited to, a free offer in connection with the purchase of Tobacco Products, such as a "two-for-one" offer), or (2) the conducting of consumer testing or evaluation of Tobacco Products with persons who certify that they are Adults.

(h) Ban on Gifts to Underage Persons Based on Proofs of Purchase. Beginning one year after the MSA Execution Date, no Participating Manufacturer may provide or cause to be provided to any person without sufficient proof that such person is an Adult any item in exchange for the purchase of Tobacco Products, or the furnishing of credits, proofs-of-purchase, or coupons with respect to such a purchase. For purposes of the preceding sentence only, (1) a driver's license or other government-issued identification (or legible photocopy thereof), the validity of which is certified by the person to whom the item is provided, shall by itself be deemed to be a sufficient form of proof of age; and (2) in the case of items provided (or to be redeemed) at retail establishments, a Participating Manufacturer shall be entitled to rely on verification of proof of age by the retailer, where such retailer is required to obtain verification under applicable federal, state or local law.

(i) Limitation on Third-Party Use of Brand Names. After the MSA Execution Date, no Participating Manufacturer may license or otherwise expressly authorize any third party to use or advertise within any Settling State any Brand Name in a manner prohibited by this Agreement if done by such Participating Manufacturer itself. Each

Participating Manufacturer shall, within 10 days after the MSA Execution Date, designate a person (and provide written notice to NAAG of such designation) to whom the Attorney General of any Settling State may provide written notice of any such third-party activity that would be prohibited by this Agreement if done by such Participating Manufacturer itself. Following such written notice, the Participating Manufacturer will promptly take commercially reasonable steps against any such non-de minimis third-party activity. Provided, however, that nothing in this subsection shall require any Participating Manufacturer to (1) breach or terminate any licensing agreement or other contract in existence as of July 1, 1998 (this exception shall not apply beyond the current term of any existing contract, without regard to any renewal or option term that may be exercised by such Participating Manufacturer); or (2) retrieve, collect, or otherwise recover any item that prior to the MSA Execution Date was marketed, distributed, offered, sold, licensed, or caused to be marketed, distributed, offered, sold, or licensed by such Participating Manufacturer.

(j) Ban on Non-Tobacco Brand Names. No Participating Manufacturer may, pursuant to any agreement requiring the payment of money or other valuable consideration, use or cause to be used as a brand name of any Tobacco Product any nationally recognized or nationally established brand name or trade name of any non-tobacco item or service or any nationally recognized or nationally established sports team, entertainment group, or individual celebrity. Provided, however, that the preceding sentence shall not apply to any Tobacco Product brand name in existence as of July 1, 1998. For the purposes of this subsection, the term "other valuable consideration" shall not include an agreement between two entities who enter into such agreement for the sole purpose of avoiding infringement claims.

(k) Prohibition on Providing Tobacco Products to Teams. After the MSA Execution Date, no Participating Manufacturer may provide or cause to be provided any Tobacco Product to any sports team (including, but not limited to, any baseball team) or any entertainment group at less than fair market value or in consideration for any services to be provided to or for the benefit of such Participating Manufacturer by such sports team or entertainment group.

(l) Corporate Culture Commitments Related to Youth Access and Consumption. Beginning 180 days after the MSA Execution Date, each Participating Manufacturer shall:

(1) promulgate or reaffirm corporate principles that express and explain its commitment to comply with the provisions of this Agreement and the reduction of use of Tobacco Products by Youth, and clearly and regularly communicate to its employees and customers its commitment to assist in the reduction of Youth use of Tobacco Products;

(2) designate an executive level manager (and provide written notice to NAAG of such designation) to identify methods to reduce Youth access to, and the incidence of Youth consumption of, Tobacco Products; and

(3) encourage its employees to identify additional methods to reduce Youth access to, and the incidence of Youth consumption of, Tobacco Products.

(m) Limitations on Lobbying. Following State-Specific Finality in a Settling State:

(1) No Participating Manufacturer may oppose, or cause to be opposed (including through any third party or Affiliate), the passage by such Settling State (or any political subdivision thereof) of those state or local legislative proposals or administrative rules described in Exhibit B hereto intended by their terms to reduce Youth access to, and the incidence of Youth consumption of, Tobacco Products. Provided, however, that the foregoing does not prohibit any Participating Manufacturer from (A) challenging enforcement of, or suing for declaratory or injunctive relief with respect to, any such legislation or rule on any grounds; (B) continuing, after State-Specific Finality in such Settling State, to oppose, or cause to be opposed, the passage during the legislative session in which State-Specific Finality in such Settling State occurs of any specific state or local legislative proposals or administrative rules introduced prior to the time of State-Specific Finality in such Settling State; (C) opposing, or causing to be opposed, any excise tax or income tax provision or user fee or other payments relating to Tobacco Products or Tobacco Product Manufacturers; or (D) opposing, or causing to be opposed, any state or local legislative proposal or administrative rule that also includes measures other than those described in Exhibit B.

(2) Each Participating Manufacturer shall require all of its officers and employees engaged in lobbying activities in such Settling State after State-Specific Finality, contract lobbyists engaged in lobbying activities in such Settling State after State-Specific Finality, and any other third parties who engage

in lobbying activities in such Settling State after State-Specific Finality on behalf of such Participating Manufacturer ("lobbyist" and "lobbying activities" having the meaning such terms have under the law of the Settling State in question) to certify in writing to the Participating Manufacturer that they:

(A) will not support or oppose any state, local, or federal legislation, or seek or oppose any governmental action, on behalf of the Participating Manufacturer without the Participating Manufacturer's express authorization (except where such advance express authorization is not reasonably practicable);

(B) are aware of and will fully comply with this Agreement and all laws and regulations applicable to their lobbying activities, including, without limitation, those related to disclosure of financial contributions. Provided, however, that if the Settling State in question has in existence no laws or regulations relating to disclosure of financial contributions regarding lobbying activities, then each Participating Manufacturer shall, upon request of the Attorney General of such Settling State, disclose to such Attorney General any payment to a lobbyist that the Participating Manufacturer knows or has reason to know will be used to influence legislative or administrative actions of the state or local government relating to Tobacco Products or their use. Disclosures made pursuant to the preceding sentence shall be filed in writing with the Office of the Attorney General on the first day of February and the first day of August of each year for any and all payments made during the six month period ending on the last day of the preceding December and June, respectively, with the following information: (1) the name, address, telephone number, and e-mail address (if any) of the recipient; (2) the amount of each payment; and (3) the aggregate amount of all payments described in this subsection (2)(B) to the recipient in the calendar year; and

(C) have reviewed and will fully abide by the Participating Manufacturer's corporate principles promulgated pursuant to this Agreement when acting on behalf of the Participating Manufacturer.

(3) No Participating Manufacturer may support or cause to be supported (including through any third party or Affiliate) in Congress or any other forum legislation or rules that would preempt, override, abrogate, or diminish such Settling State's rights or recoveries under this Agreement. Except as specifically provided in this Agreement, nothing herein shall be deemed to restrain any Settling State or Participating Manufacturer from advocating terms of any national settlement or taking any other positions on issues relating to tobacco.

(n) Regulation and Oversight of New Tobacco-Related Trade Associations.

(1) A Participating Manufacturer may form or participate in new tobacco-related trade associations (subject to all applicable laws), provided such associations agree in writing not to act in any manner contrary to any provision of this Agreement. Each Participating Manufacturer agrees that if any new tobacco-related trade association fails to so agree, such Participating Manufacturer will not participate in or support such association.

(2) Any tobacco-related trade association that is formed or controlled by one or more of the Participating Manufacturers after the MSA Execution Date shall adopt by-laws governing the association's procedures and the activities of its members, board, employees, agents, and other representatives with respect to the tobacco-related trade association. Such by-laws shall include, among other things, provisions that:

(A) each officer of the association shall be appointed by the board of the association, shall be an employee of such association, and during such officer's term shall not be a director of or employed by any member of the association or by an Affiliate of any member of the association;

(B) legal counsel for the association shall be independent, and neither counsel nor any member or employee of counsel's law firm shall serve as legal counsel to any member of the association or to a manufacturer of Tobacco Products that is an Affiliate of any member of the association during the time that it is serving as legal counsel to the association; and

(C) minutes describing the substance of the meetings of the board of directors of the association shall be prepared and shall be maintained by the association for a period of at least five years following their preparation.

(3) Without limitation on whatever other rights to access they may be permitted by law, for a period of seven years from the date any new tobacco-related trade association is formed by any of the Participating Manufacturers after

the MSA Execution Date the antitrust authorities of any Settling State may, for the purpose of enforcing this Agreement, upon reasonable cause to believe that a violation of this Agreement has occurred, and upon reasonable prior written notice (but in no event less than 10 Business Days):

(A) have access during regular office hours to inspect and copy all relevant non-privileged, non-work-product books, records, meeting agenda and minutes, and other documents (whether in hard copy form or stored electronically) of such association insofar as they pertain to such believed violation; and

(B) interview the association's directors, officers, and employees (who shall be entitled to have counsel present) with respect to relevant, non-privileged, non-work-product matters pertaining to such believed violation.

Documents and information provided to Settling State antitrust authorities shall be kept confidential by and among such authorities, and shall be utilized only by the Settling States and only for the purpose of enforcing this Agreement or the criminal law. The inspection and discovery rights provided to the Settling States pursuant to this subsection shall be coordinated so as to avoid repetitive and excessive inspection and discovery.

(o) Prohibition on Agreements to Suppress Research. No Participating Manufacturer may enter into any contract, combination or conspiracy with any other Tobacco Product Manufacturer that has the purpose or effect of: (1) limiting competition in the production or distribution of information about health hazards or other consequences of the use of their products; (2) limiting or suppressing research into tobacco and health; or (3) limiting or suppressing research into the marketing or development of new products. Provided, however, that nothing in this subsection shall be deemed to (1) require any Participating Manufacturer to produce, distribute or otherwise disclose any information that is subject to any privilege or protection; (2) preclude any Participating Manufacturer from entering into any joint defense or joint legal interest agreement or arrangement (whether or not in writing), or from asserting any privilege pursuant thereto; or (3) impose any affirmative obligation on any Participating Manufacturer to conduct any research.

(p) Prohibition on Material Misrepresentations. No Participating Manufacturer may make any material misrepresentation of fact regarding the health consequences of using any Tobacco Product, including any tobacco additives or other ingredients. Nothing in this subsection shall limit the exercise of any First Amendment right or the assertion of any defense or position in any judicial, legislative, or regulatory forum.

IV. PUBLIC ACCESS TO DOCUMENTS

(a) After the MSA Execution Date, the Original Participating Manufacturer will support an application for the dissolution of any protective orders entered in each Settling State's lawsuit identified in Exhibit A with respect only to those documents, indices and privilege logs that have been produced as of the MSA Execution Date to such Settling State and (1) as to which defendants have made no claim, or have withdrawn any claim, of attorney-client privilege, attorney work-product protection, common interest/joint defense privilege (collectively, "privilege"), trade-secret protection, or confidential or proprietary business information, and (2) that are not inappropriate for public disclosure